EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this General Form for Registration of Securities on Form 10 of our audit report dated February 20, 2026, with respect to the consolidated balance sheets of Barrel Energy, Inc. (formerly Happy Traps LLC) as of December 31, 2024 and 2023, and the related consolidated statements of operations, changes in stockholders’ deficit, and cash flows for each of the years in the two-year period ended December 31, 2024, and the related notes to the financial statements. Our report relating to those financial statements includes an emphasis of matter paragraph regarding substantial doubt as to Barrel Energy, Inc.’s ability to continue as a going concern.

Fruci & Associates II, PLLC – PCAOB ID #05525

Spokane, Washington

February 20, 2026